UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number:  001-38409

Mogo Finance Technology Inc.

(Name of registrant)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Finance Technology Inc.

Date: May 15, 2018	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Material change report dated May 14, 2018.

99.2	Amended and restated marketing collaboration agreement with Postmedia Network Inc. dated for reference January 1, 2018.

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10 of Mogo Finance Technology Inc. (File No. 333-224282) (the “Registration Statement”), including the prospectus contained therein, as amended or supplemented.